UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 2 December 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Update from the Chief Financial Officer

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896   US8038663006
Share codes: JSE – SOL   NYSE – SSL
("Sasol" or "the Company")

UPDATE FROM THE CHIEF FINANCIAL OFFICER

Dear Sasol follower,

I am pleased to report that since our previous communication, our businesses have continued to perform well operationally. The Synfuels plant was safely and successfully commissioned after its largest ever planned maintenance outage. Oryx continues to sustain good operating rates and increased first quarter sales volumes from the chemicals businesses have contributed approximately one third of the group's operating profit.

Product prices have shown an overall year-on-year improvement, largely mitigating the impact of the stronger rand. The sustained strength of the currency, however, remains a key challenge to the group. We are therefore focused on ensuring that our businesses remain robust with healthy margins by continuing with our efforts on the factors within our control, such as cost management and operational efficiency. Successful delivery of our offshore projects also provides a solid underpin to earnings diversification.

Our growth strategy has been refocused towards accelerating the Gas-to-Liquids (GTL) value proposition and our efforts to increase natural gas reserves through exploration and/or acquisition opportunities remain on track.

Higher product prices largely negate the impact of the stronger rand

The beginning of the current financial year was characterised by the sustained strength of the rand against the US dollar. The easing of monetary policy by the G4 economies created significant capital flows into emerging markets in search of yield and growth which, in our view, have contributed to the overall strengthening of these currencies. The global environment has created strong tailwinds for the rand. Our expectation is that the rand is likely to remain strong into the medium term.

Product prices, however, remained resilient, with higher oil prices and refining margins largely offsetting the negative impact of the strong rand. Average year-to-date domestic fuel prices are up 1% from the average price in the previous financial year.

In the chemical markets, international polymer prices have not had the typical third quarter calendar year increase associated with restocking of packaging and agricultural film.

US dollar prices for the first quarter of this financial year were flat compared to the average price received for the previous financial year.

Year-to-date solvents commodity prices, however, showed a steady increase of almost 20% in dollar terms, compared to the average price for the prior financial year.

Modest increase in group turnover

Group turnover for the first quarter of the 2011 financial year was slightly higher than the quarterly average achieved during the second half of the 2010 financial year. This is largely attributed to higher product prices and production improvements, particularly from the group's offshore businesses.

Successful delivery on our offshore projects has improved the geographic earnings diversification, enhancing the robustness of the group.

Our ongoing focus on controllable factors - cost containment, the improvement of operational and marketing efficiencies and optimising capital project returns - will support our efforts to sustain profitability and deliver sustainable long-term returns to our shareholders.

Energy efficiency initiatives drive reduction in costs

In 2006, a decision was taken by management to increase our electricity generation capacity in South Africa using natural gas as a feedstock. This was undertaken in anticipation of a significant rise in electricity prices and the increased risk of supply interruptions. Two 100 mega watt (MW) open cycle gas turbines were successfully commissioned in June this year. The turbines have been in full operation since mid-July with a combined production output of between 200MW and 220MW. This allows us to produce approximately 50% of our current electricity requirements. The new Power Purchase Agreement with Eskom, associated with this additional capacity enables Synfuels to significantly lower its net external electricity cost.

As a further enhancement, we are currently installing two heat recovery steam generators to produce super-heated steam from hot exhaust gases. The steam will be used in Sasol Synfuels' existing steam turbine generators to generate an additional 80MW of electricity. This additional capacity is expected to be commissioned in the middle of the 2011 calendar year and is an energy efficiency optimisation that will not require additional feedstock. In the longer term, we are also investigating initiatives to replace natural gas feedstock with waste gas that is currently flared.

The group aims to undertake a similar electricity generation project at the Sasolburg facility which will generate 140MW of electricity using natural gas from Mozambique. These projects clearly indicate how rising energy costs have created opportunities for improved energy efficiency.

Progress on functional excellence

We continue to pursue our cost management efforts through our Functional Excellence programme. This initiative aims to reduce costs in support functions by simplifying, standardising and sharing business processes.
Cost savings of more than R600 million arising out of the programme were achieved in the 2010 financial year, and we anticipate further savings in the coming financial year.

Investing in plant integrity and reliability at Secunda

The Synfuels operation commenced the largest maintenance outage in its 60-year history on Friday 27, August 2010. This was in order to ensure the ongoing integrity and long-term stability of the plant. This resulted in a statutory shut down of half of the plant in accordance with a planned maintenance schedule for a period of three weeks. With approximately 14 500 additional workers employed and over 150 000 activities completed, the start-up was delayed by a few days. We are, however, satisfied that the plant has been safely and successfully re-commissioned.

Taking into account the impact of the three-week outage, the total production of 1,7 million tons (Mt) is in line with our expectations for the first quarter of 2011. However, the delay in re-commissioning does place our 7,3 Mt production target for the financial year at risk. With planned plant availability unconstrained for the remainder of the year, the Synfuels team considers 7,2 Mt to be a more realistic full year target.

Oryx GTL reports healthy profits and production volumes

Oryx GTL sustained operating rates at 83% of nameplate capacity during the first quarter of the 2011 financial year, with actual production averaging 27 000 barrels per day. This is in line with the expected 80-90% operating rate range for this facility. This achievement augments the positive performance achieved since the beginning of the financial year.

Unit costs in financial year 2011 are expected to drop from the 2010 level due to increased production volumes and despite a gas price increase effective 1 January 2011. With higher production and lower unit costs, we expect a healthy contribution to group operating profit from Oryx GTL in the current financial year.

Arya maximising polyethylene production

The ethane cracker at our Arya Sasol Polymer Company joint venture is constrained at 80% of nameplate capacity. Further ramp-up is inhibited by a design limitation in the demethaniser column associated with the cracker. We aim to rectify this constraint in the medium term and the detailed schedule for this activity is currently being planned. In the interim, we will operate close to the current capacity until this modification is implemented.

Our downstream low-density and high-density polyethylene plants are, however, unconstrained and have ramped-up according to plan. We are therefore well placed to maximise production of polyethylene and to benefit from the higher margins associated with these value added products.

Chemical cluster delivers one third of group operating profit

Overall, our chemical cluster has had a very successful first quarter contributing nearly one-third of group operating profit. Our Olefins and Surfactants (O&S) business continues its outstanding performance by sustaining a double-digit operating margin and increasing sales volumes. Overall the chemical cluster has managed to increase the first quarter sales volumes by 2% compared to the prior year quarterly average.

Construction of Tetramerisation plant

We are pleased to announce that our board has approved the construction of a first-of-a-kind Tetramerisation plant. We are excited about commercialising our proprietary technology to manufacture octene by tetramerising ethylene. The planned capacity for this facility is 100 000 tons per annum and our plan is to complete construction by 2014 financial year. Our Lake Charles complex in Louisiana is an obvious choice for a site as ethylene feedstock will be sourced from our existing ethane cracker. There are other excellent site synergies such as high level engineering and process management skills. This project will enable us to build on our position as a leading supplier of co-monomers (1-octene and 1-hexene) and demonstrates Sasol's culture of technology innovation.

Ixia Empowerment transaction concluded

In October 2010, we announced the conclusion of the Ixia Coal transaction which is in line with Sasol Mining's empowerment strategy and its commitment to comply with the objectives of the Mineral and Petroleum Resources Development Act, and the Mining Charter. The transaction value is R1,8 billion and is financed through equity and a combination of third party funding and appropriate Sasol facilitation.

This agreement effectively results in WIPCoal Investments owning 10,2% of the equity in Sasol Mining. We will recognise a loss on the disposal of the business and a non cash IFRS-2 charge (facilitation cost) that will impact the group attributable earnings per share by approximately R1 per share for the current financial year due to the delay in the implementation of the transaction. The transaction will, however, not affect headline earnings.

Future growth focused on GTL and natural gas

The group's growth efforts have been refocused towards accelerating the GTL value proposition. We do, however, continue to progress current advanced Coal-to-Liquids (CTL) projects such as China CTL and India CTL.

The arbitrage between oil and gas prices remains compelling, driven largely by changes in shale gas extraction technology. We believe there has been a structural shift in the dynamics between gas and oil prices, with gas prices likely to remain at depressed levels, thereby making GTL an even more attractive value proposition.

In the context of these price dynamics, GTL has become more competitive relative to Liquefied Natural Gas (LNG). Our efforts to increase natural gas reserves through exploration and/or acquisition opportunities remain on track. This will allow the group to accelerate its GTL value proposition.

With Oryx GTL currently being the only large-scale commercial GTL plant globally, Sasol is well positioned to extend its competitive expertise and technology in providing a viable alternative to monetising stranded gas.

We are nearing the completion of our feasibility study for a GTL facility in Uzbekistan and are satisfied with the progress made thus far. As previously communicated, the China CTL project is awaiting feedback from the National Development and Reform Commission (NDRC) and the State Council of the Republic of China, following which we will consider an investment decision.

The group's balance sheet remains robust and we are in a good position to fund our near-term projects and potential acquisitions.

Operational guidance on track for the full year

The group remains on track to deliver on its full-year expectation of continued improved operational performance and cost containment within inflationary levels. The strength of the rand remains a key risk to earnings for the year given the sensitivity of our business to the rand/US dollar exchange rate. Consideration will also be given to any adjustments arising from our half-year closure process, as well as re-measurement effects including the impact of the Ixia empowerment deal.

An update on earnings guidance will therefore be provided once we have a reasonable degree of certainty on the interim results for financial year 2011.

Sasol's interim results for the six months ended 31 December 2010 will be released on Monday, 7 March 2011. The forecast financial information appearing in this update has not been reviewed or reported on by Sasol's external auditors.

Annual General Meeting (AGM) feedback

Shareholders have, among other resolutions, approved the re-purchase of up to a maximum of 10% of the company's issued ordinary shares on the open market, subject to board approval, and in accordance with the Companies Act and the JSE Listings Requirements.

Shareholders have also approved the resolutions required to facilitate the implementation of a trading mechanism involving the listing of the Sasol BEE ordinary shares on the proposed BEE segment of the JSE.

In closing

We were pleased to have been ranked as the oil and gas global sector leader in the internationally recognised Dow Jones Sustainability Index (DJSI) 2010, based on an in-depth global analysis of corporate economic, environmental and social performance. Sasol has also been ranked among the world's top 100 companies for sustainability by the QCRD Global Sustainability (QCRD) Index's semi-annual report, issued on November 19, 2010. The award recognizes exceptional delivery, in the fields of environmental, social and governance issues, along with a strong financial performance.

We were also encouraged that Sasol's 2009 annual report was ranked 14th among the top 300 global annual reports out of the listed companies surveyed in the 2010 Annual Report of Annual Reports, published by Report Watch of e.com.

Best wishes for a safe and joyous festive season!

Best regards,

Christine Ramon

2 December 2010

Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements:

In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.

These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.

You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 December 2010   By: /s/ N L Joubert
                                                 Name: Nereus Louis Joubert
                                                 Title: Company Secretary